Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades continues to improve its financial results during the first quarter of 2015, notably due to a strong performance in the containerboard sector

Kingsey Falls, Québec, May 7, 2015 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period ended March 31, 2015.

Q1 2015 Highlights

•	Sales of $910 million
(compared to $879 million in Q4 2014 (+4%) and $863 million in Q1 2014 (+5%))

•	Excluding specific items

◦	OIBD of $85 million
(compared to $82 million in Q4 2014 (+4%) and $75 million in Q1 2014 (+13%))

◦	Net earnings per share of $0.18
(compared to $0.08 in Q4 2014 and $0.01 in Q1 2014)

◦	Greenpac contribution to net earnings: $0.03

•	Including specific items

◦	OIBD of $72 million
(compared to $57 million in Q4 2014 (+26%) and $79 million in Q1 2014 (-9%))

◦	Net loss per share of $0.37
(compared to $0.51 in Q4 2014 and $0.01 in Q1 2014)

•	Net debt of $1,691 million (compared to $1,613 million as at December 31, 2014), including $79 million of non-recourse net debt.

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the first quarter results: "Despite the seasonality inherent to the first quarter of the year, we are satisfied with the financial results released today which represent an improvement, both on a sequential and year-over-year basis.

Similar to what we experienced in 2014, energy costs had a negative impact during the first quarter which was offset by the weakening of the Canadian dollar and a sequential decrease in raw material costs. The 4% OIBD increase compared to the previous quarter is essentially linked to the strong performance of our Containerboard Group. Results in Europe were slightly higher while results of our Specialty Products Group were stable. In addition to temporary impacts related to the ramp-up of two new sites in the U.S., our Tissue Papers Group was negatively impacted by downtimes for equipment maintenance, upgrades and to balance our inventories during the first quarter. Market conditions in the tissue market continue to be soft while new capacity is being absorbed by the industry. Finally, the Greenpac mill has continued to improve productivity, with daily production averaging 1,260 short tons during the quarter, and significant growth in the production of our premium lightweight grade.

The increase in our debt was caused by the weakening of the Canadian dollar and seasonal investments in working capital. If the exchange rate between the Canadian dollar and its U.S. counterpart remains constant, our leverage ratio should resume its downward trend over the next few quarters due to the expected increase of free cash flows."

Financial Summary

Segmented OIBD excluding specific items 1

(in millions of Canadian dollars)	Q1 2015	Q4 2014	Q1 2014

Packaging Products
Containerboard	52	44	31
Boxboard Europe	17	14	24
Specialty Products	10	10	8

Tissue Papers	15	21	20

Corporate Activities	(9)	(7)	(8)
OIBD excluding specific items	85	82	75
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q1 2015	Q4 2014	Q1 2014

Sales	910	879	863
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	85	82	75
Operating income	41	38	32
Net earnings	17	8	1
per common share	$0.18	$0.08	$0.01
Margin (OIBD)	9.3%	9.3%	8.7%
As reported
Operating income before depreciation and amortization (OIBD)	72	57	79
Operating income	28	13	36
Net loss	(35)	(47)	(1)
per common share	$(0.37)	$(0.51)	$(0.01)
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Results analysis for the three-month period ended March 31, 2015 (compared to the same period last year)

In comparison with the same period last year, sales increased by 5% to $910 million as the positive impact of the decline of the Canadian dollar against it U.S. counterpart and higher shipments in all of our groups more than offset lower average selling prices.

Operating income, excluding specific items, increased from $32 million in the first quarter of 2014 to $41 million in the first quarter of 2015. The above-mentioned factors explain most of the increase in operating income, while raw material costs were slightly higher and the Canadian dollar greatly strengthened against the Euro.

When including specific items, operating income amounted to $28 million in comparison to $36 million for the same period of last year. In the first quarter of 2015, the following specific items, before income taxes, impacted our operating income and/or net earnings:

•	a $13 million unrealized loss on derivative financial instruments (operating income and net earnings);

•	a $5 million loss related to a change in the equity of Boralex, an associate investment (net earnings);

•	a $1 million net gain related to the disposal of our North American boxboard activities included in discontinued operations (net earnings);

•	a $45 million foreign exchange loss on long-term debt and financial instruments (net earnings).

Net earnings excluding specific items amounted to $17 million ($0.18 per share) in the first quarter of 2015 compared to $1 million ($0.01 per share) for the same period in 2014. Including specific items, the net loss amounted to $35 million ($0.37 per share) in the first quarter of 2015 compared to a net loss of $1 million ($0.01 per share) in the same period in 2014.

Results analysis for the three-month period ended March 31, 2015 (compared to the previous quarter)

In comparison to the previous quarter, sales increased by 4% to reach $910 million due to a favourable foreign exchange rate and higher shipments in Europe. These factors were partially offset by lower average selling prices, except for the Containerboard Group.

Operating income, excluding specific items, increased from $38 million in the fourth quarter of 2014 to $41 million in the first quarter of 2015. As mentioned above, a favourable exchange rate and lower raw material costs improved the operating income but were partially offset by higher operational costs in the Tissue Papers Group due to downtimes, start-up costs, higher energy costs due to colder temperatures and lower average selling prices.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-Term Outlook

In commenting on the outlook, Mr. Plourde added: "With the improved results for the first quarter compared to last year and the current state of our markets, we remain confident that we will be able to continue to grow our financial results in 2015. In North America, our Packaging Products groups should continue to improve their performance as they enter a period of seasonally improved market conditions for the next two quarters. In Europe, a price increase was announced by Reno de Medici for recycled grades which should be applied gradually and have a more meaningful impact on our results during the second semester. Our Tissue Papers Group will benefit from the gradual contribution from two new sites in the U.S., which should also positively contribute to the results during the year. An increasing OIBD and a positive contribution from the Greenpac mill should positively impact our earnings per share in 2015. We are pleased with the progression of this investment, which, we are confident, will be as strategic and important to the long-term value of the Corporation as we expected. "

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid June 4, 2015 to shareholders of record at the close of business on May 26, 2015. This dividend paid by Cascades is an "eligible dividend" as per the Income Tax Act (Bill C-28, Canada).

In the first quarter of 2015, Cascades did not purchase any shares.

Conference call information

Management will comment on the 2015 first quarter financial results during a conference call to be held today at 9:00 a.m.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-866-229-4144 and by using the access code 9501952#. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until May 15, 2015 by dialing 1-888-843-7419 and by using the access code 9501952#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 11,000 employees, who work in more than 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	MARCH 31, 2015	DECEMBER 31, 2014
Assets
Current assets
Cash and cash equivalents	28	29
Accounts receivable	514	453
Current income tax assets	16	13
Inventories	470	462
Financial assets	1	1
Assets of disposal group classified as held for sale	—	72
	1,029	1,030
Long-term assets
Investments in associates and joint ventures	278	259
Property, plant and equipment	1,591	1,573
Intangible assets with finite useful life	179	183
Financial assets	13	25
Other assets	88	83
Deferred income tax assets	203	185
Goodwill and other intangible assets with indefinite useful life	338	335
	3,719	3,673
Liabilities and Equity
Current liabilities
Bank loans and advances	42	46
Trade and other payables	570	557
Current income tax liabilities	4	5
Current portion of revolving credit facility to be refinanced	334	—
Current portion of long-term debt	40	40
Current portion of provisions for contingencies and charges	13	11
Current portion of financial liabilities and other liabilities	24	16
Liabilities of disposal group classified as held for sale	—	32
	1,027	707
Long-term liabilities
Long-term debt	1,303	1,556
Provisions for contingencies and charges	34	33
Financial liabilities	46	45
Other liabilities	180	191
Deferred income tax liabilities	154	138
	2,744	2,670
Equity attributable to Shareholders
Capital stock	483	483
Contributed surplus	19	18
Retained earnings	416	454
Accumulated other comprehensive loss	(52)	(62)
	866	893
Non-controlling interest	109	110
Total equity	975	1,003
	3,719	3,673

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per-share amounts and number of shares) (unaudited)	2015	2014
Sales	910	863
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $44 million; 2014 — $43 million)	784	746
Selling and administrative expenses	86	85
Gain on acquisitions, disposals and others	—	(5)
Foreign exchange gain	(2)	(1)
Loss on derivative financial instruments	14	2
	882	827
Operating income	28	36
Financing expense	24	28
Interest expense on employee future benefits	2	2
Foreign exchange loss on long-term debt and financial instruments	45	6
Share of results of associates and joint ventures	(4)	—
Loss before income taxes	(39)	—
Recovery of income taxes	(4)	(2)
Net earnings (loss) from continuing operations including non-controlling interest for the period	(35)	2
Net earnings from discontinued operations for the period	2	1
Net earnings (loss) including non-controlling interest for the period	(33)	3
Net earnings attributable to non-controlling interest	2	4
Net loss attributable to Shareholders for the period	(35)	(1)
Net loss from continuing operations per basic and diluted common share	$(0.39)	$(0.02)
Net loss per basic and diluted common share	$(0.37)	$(0.01)
Weighted average basic number of common shares outstanding	94,200,710	93,887,849
Weighted average number of diluted common shares	96,021,020	95,504,454

Net earnings (loss) attributable to Shareholders:
Continuing operations	(37)	(2)
Discontinued operations	2	1
Net loss	(35)	(1)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2015	2014
Net earnings (loss) including non-controlling interest for the period	(33)	3
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	45	27
Change in foreign currency translation related to net investment hedging activities	(48)	(20)
Income taxes	6	3
Cash flow hedges
Change in fair value of foreign exchange forward contracts	1	(1)
Change in fair value of interest rate swaps	4	(5)
Change in fair value of commodity derivative financial instruments	2	8
Income taxes	(5)	—
Available-for-sale financial assets	2	—
	7	12
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	1	(19)
Income taxes	—	5
	1	(14)
Other comprehensive income (loss)	8	(2)
Comprehensive income (loss) including non-controlling interest for the period	(25)	1
Comprehensive income (loss) attributable to non-controlling interest for the period	(1)	7
Comprehensive loss attributable to Shareholders for the period	(24)	(6)
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(26)	(3)
Discontinued operations	2	(3)
Comprehensive loss	(24)	(6)

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income (loss)
Net earnings (loss)	—	—	(35)	—	(35)	2	(33)
Other comprehensive income (loss)	—	—	1	10	11	(3)	8
	—	—	(34)	10	(24)	(1)	(25)
Dividends	—	—	(4)	—	(4)	—	(4)
Stock options	—	1	—	—	1	—	1
Balance - End of period	483	19	416	(52)	866	109	975

	For the 3-month period ended March 31, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(1)	—	(1)	4	3
Other comprehensive income (loss)	—	—	(14)	9	(5)	3	(2)
	—	—	(15)	9	(6)	7	1
Dividends	—	—	(4)	—	(4)	—	(4)
Stock options	—	1	—	—	1	—	1
Balance - End of period	482	18	623	(51)	1,072	120	1,192

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2015	2014
Operating activities from continuing operations
Net loss attributable to Shareholders for the period	(35)	(1)
Net earnings from discontinued operations for the period	(2)	(1)
Net loss from continuing operations	(37)	(2)
Adjustments for:
Financing expense and interest expense on employee future benefits	26	30
Depreciation and amortization	44	43
Gain on acquisitions, disposals and others	—	(5)
Unrealized loss on derivative financial instruments	13	1
Foreign exchange loss on long-term debt and financial instruments	45	6
Recovery of income taxes	(4)	(2)
Share of results of associates and joint ventures	(4)	—
Net earnings attributable to non-controlling interest	2	4
Net financing expense paid	(44)	(17)
Net income taxes received (paid)	(5)	2
Dividend received	2	2
Employee future benefits and others	(3)	(5)
	35	57
Changes in non-cash working capital components	(26)	(56)
	9	1
Investing activities from continuing operations
Payments for property, plant and equipment	(35)	(47)
Proceeds on disposals of property, plant and equipment	—	5
Investments in intangible and other assets	(1)	(1)
	(36)	(43)
Financing activities from continuing operations
Bank loans and advances	(6)	23
Change in revolving credit facilities	1	46
Increase in other long-term debt	1	—
Payments of other long-term debt	(6)	(14)
Dividends paid to the Corporation's Shareholders	(4)	(4)
	(14)	51
Change in cash and cash equivalents during the period from continuing operations	(41)	9
Change in cash and cash equivalents during the period from discontinued operations	41	(5)
Net change in cash and cash equivalents during the period	—	4
Currency translation on cash and cash equivalents	(1)	—
Cash and cash equivalents - Beginning of period	29	23
Cash and cash equivalents - End of period	28	27

SEGMENTED INFORMATION
The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards ("IFRS"); however, the chief operating decision-maker ("CODM") uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2014.
The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation's performance, and is therefore the CODM.
The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2015	2014
Packaging Products
Containerboard	300	271
Boxboard Europe	216	232
Specialty Products	135	140
Intersegment sales	(12)	(13)
	639	630
Tissue Papers	274	245
Intersegment sales and others	(3)	(12)
Total	910	863

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2015	2014
Packaging Products
Containerboard	52	36
Boxboard Europe	17	24
Specialty Products	10	8
	79	68
Tissue Papers	15	20
Corporate	(22)	(9)
Operating income before depreciation and amortization	72	79
Depreciation and amortization	(44)	(43)
Financing expense and interest expense on employee future benefits	(26)	(30)
Foreign exchange loss on long-term debt and financial instruments	(45)	(6)
Share of results of associates and joint ventures	4	—
Loss before income taxes	(39)	—

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2015	2014
Packaging Products
Containerboard	6	7
Boxboard Europe	2	1
Specialty Products	2	3
	10	11
Tissue Papers	20	12
Corporate	1	3
Total acquisitions	31	26
Proceeds on disposals of property, plant and equipment	—	(5)
Capital-lease acquisitions	(3)	(3)
	28	18
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	20	33
End of period	(13)	(9)
Payments for property, plant and equipment net of proceeds on disposals	35	42

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation's operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income may differ from those of other companies.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items and net earnings per common share excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation's measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, discontinued operations, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them are ongoing and will reduce the cash available to us.

The following table reconciles net loss and net loss per share with net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q1 2015	Q4 2014	Q1 2014	Q1 2015	Q4 2014	Q1 2014

As per IFRS	(35)	(47)	(1)	$(0.37)	$(0.51)	$(0.01)
Specific items:
Loss (gain) on acquisitions, disposals and others	—	5	(5)	—	$0.04	$(0.04)
Impairment charges	—	13	—	—	$0.07	—
Restructuring costs	—	2	—	—	$0.02	—
Unrealized loss on financial instruments	13	5	1	$0.10	$0.04	$0.01
Foreign exchange loss on long-term debt and financial instruments	45	13	6	$0.41	$0.13	$0.05
Share of earnings of associates, joint ventures and non-controlling interest	5	2	—	$0.05	$0.01	—
Included in discontinued operations, net of tax	(1)	25	—	$(0.01)	$0.28	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	(10)	(10)	—	—	—	—
	52	55	2	$0.55	$0.59	$0.02
Excluding specific items	17	8	1	$0.18	$0.08	$0.01
Note 1 : Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

Net loss, which is a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q1 2015	Q4 2014	Q1 2014

Net loss attributable to Shareholders for the period	(35)	(47)	(1)
Net earnings (loss) attributable to non-controlling interest	2	(4)	4
Net loss (earnings) from discontinued operations for the period	(2)	26	(1)
Provision for (recovery of) income taxes	(4)	2	(2)
Share of earnings of associates and joint ventures	(4)	(1)	—
Foreign exchange loss on long-term debt and financial instruments	45	13	6
Financing expense and interest on future employee benefits	26	24	30
Operating income	28	13	36
Specific items :
Loss (gain) on acquisitions, disposals and others	—	5	(5)
Impairment charges	—	13	—
Restructuring costs	—	2	—
Unrealized loss on financial instruments	13	5	1
	13	25	(4)
Operating income - excluding specific items	41	38	32
Depreciation and amortization	44	44	43
Operating income before depreciation and amortization (OIBD) - excluding specific items	85	82	75

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
819-363-5184

Investors:	Follow us on social media:
Riko Gaudreault	Website: www.cascades.com
Director, Investor Relations and Business Strategies	Twitter: twitter.com/@CascadesInvest
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